UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated March 2, 2011, announcing the Company's financial and operating results for the fourth quarter ended December 31, 2010.

Attached as Exhibit 2 is a copy of the Company's unaudited consolidated financial statements.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-166890), filed with the Securities and Exchange Commission on May 17, 2010, with the exception of the comments of E. Nikolas Tavlarios contained in the fifth paragraph of the press release and the comments Spyros Gianniotis contained in the fourteenth paragraph of the press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: March 7, 2011	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	Leon Berman, Principal
investor@ampni.com	The IGB Group
(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Fourth Quarter 2010 Financial Results

PIRAEUS, Greece, March 2, 2011 Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced financial and operating results for the fourth quarter ended December 31, 2010.

Fourth Quarter and Full Year Highlights

•	Increased sales volumes to 2,890,940 metric tons in Q4 2010 and 10,308,210 metric tons for the full year.
•	Reported net revenue of $51.5 million in Q4 2010 and $235.6 million for the full year.
•	Reported EBITDA (as defined in Note 1) of $1.5 million in Q4 2010 and $66.1 million for the full year.
•	Reported net loss in Q4 2010 of $12.0 million, or $0.26 basic and diluted loss per share; net loss adjusted for foreign exchange losses was $11.0 million or $0.24 basic and diluted loss per share.
•	Announced plans to commence physical supply operations in Cape Verde, increasing global scale to 17 markets covering more than 40 ports worldwide.

The Company reported net loss for the three months ended December 31, 2010 of $12.0 million, or $0.26 basic and diluted loss per share.  Net loss adjusted for foreign exchange losses was $11.0 million or $0.24 basic and diluted loss per share. For purposes of comparison, for the three months ended December 31, 2009 the Company reported net income of $13.7 million, or $0.32 basic and diluted earnings per share. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2010 were 46,197,217 and 46,141,181, respectively. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2009 were 42,597,306 and 42,894,595, respectively.

Total revenues for the three months ended December 31, 2010, increased by 73.3% to $1,454.0 million compared to $838.8 million for the same period in 2009. For the three months ended December 31, 2010, sales of marine petroleum products increased by 74.6% to $1,449.6 million compared to $830.4 million for the year-earlier period. Net revenue, which equals total revenue less cost of goods sold and cargo transportation expenses, decreased by 12.1% to $51.5 million in the fourth quarter of 2010 compared to $58.6 million in the year-earlier period.

For the three months ended December 31, 2010, the volume of marine fuel sold increased by 65.4% to 2,890,940 metric tons compared to 1,748,308 metric tons in the year-earlier period, as sales volumes increased across major markets.

Operating loss for the fourth quarter of 2010 was $4.6 million compared to operating income of $16.1 for the same period in 2009. Operating expenses, excluding the cost of fuel and cargo transportation costs, increased to $56.1 million for the three months ended December 31, 2010 compared to $42.5 million for the same period in 2009.

E. Nikolas Tavlarios, President commented, "During the fourth quarter and full year 2010, Aegean Marine increased sales volumes. Our results in the fourth quarter, however, were impacted by ongoing competition in our largest markets, overall softness in the maritime industry and an ample supply of marine fuel, which led to a lower gross spread. Management remains committed to improving future performance and has outlined a strategy to improve profitability through increased sales volumes, lowering operating costs and enhanced fleet utilization. As previously announced, we intend to commence physical supply operations in Cape Verde by the end of this month and further strengthen our geographical sales mix by launching two more start-up markets in the near term. We also expect to complete the first of three new onshore storage facilities during the second half of 2011 and redeploy bunkering tankers to other markets with greater profit potential in our global network. In addition, we recently chartered-out five vessels on short-term contracts in order to maintain a level of stability in our results. While market conditions remain challenging, we expect to emerge from the downturn as a stronger Company based on the demand for our vertically integrated energy services and significant financial flexibility."

For the year ended December 31, 2010, the Company recorded net income of $18.7 million, or $0.40 basic and diluted earnings per share, compared to net income of $48.5 million, or $1.13 basic and diluted earnings per share, for the year-earlier period. The weighted average basic and diluted shares outstanding for the year ended December 31, 2010 were 46,295,973 and 46,445,499, respectively. The weighted average basic and diluted shares outstanding for the year ended December 31, 2009 were 42,579,187 and 42,644,448, respectively.

For the year ended December 31, 2010, the volume of marine fuel sold increased by 66.5% to 10,308,210 metric tons compared to 6,192,755 metric tons in the year-earlier period.

Operating income for the year ended December 31, 2010 was $41.8 million compared to $59.2 million for the same period in 2009.

Liquidity and Capital Resources
As of December 31, 2010, the Company had cash and cash equivalents of $86.5 million and working capital of $212.8 million. Non-cash working capital, or working capital excluding cash and debt, was $402.8 million as of December 31, 2010.

Net cash used in operating activities was $36.5 million for the three months ended December 31, 2010.

Net cash used in investing activities was $19.2 million for the three months ended December 31, 2010, mainly due to the construction of the new-building vessels and the storage facility in Fujairah.

Net cash provided by financing activities was $68.9 million for the three months ended December 31, 2010, and it was mainly a result of the increase in short-term borrowings.

As of December 31, 2010, the Company had approximately $265.5 million in available liquidity to finance working capital requirements, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company's working capital facilities.  Furthermore, as of December 31, 2010, the Company had funds of approximately $13.9 million available under its secured term loans to finance the construction of its new double-hull bunkering tankers.

Spyros Gianniotis, Chief Financial Officer, stated, "With the support of our working capital providers, the Company remains well capitalized to achieve its strategic objectives."

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2009	2010	2009	2010

	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$830,366	$1,449,559	$2,449,445	$4,954,599
Voyage and other revenues	8,420	4,597	21,515	17,036
Total revenues	838,786	1,454,156	2,470,960	4,971,635
Cost of marine petroleum products sold	777,670	1,398,271	2,266,960	4,723,723
Salaries, wages and related costs	13,367	21,232	47,708	67,378
Depreciation and amortization	6,098	7,168	21,678	27,898
(Gain)/ Loss on sale of vessel	91	-	(4,094)	1,540
All other operating expenses	25,437	32,086	79,492	109,270
Operating income	16,123	(4,601)	59,216	41,826
Net financing cost	3,014	5,578	10,209	17,320
FX (gains) losses, net	(10)	1,028	329	3,612
Income taxes	(580)	781	153	2,161
Net income	$13,699	$(11,988)	$48,525	$18,733

Basic earnings per share (U.S. dollars)	$0.32	$(0.26)	$1.13	$0.40
Diluted earnings per share (U.S. dollars)	$0.32	$(0.26)	$1.13	$0.40

EBITDA(1)	$22,231	$1,539	$80,565	$66,112

Other Financial Data:
Gross spread on marine petroleum products(2)	$50,179	$46,890	$176,498	$218,533
Gross spread on lubricants(2)	770	498	2,755	2,221
Gross spread on marine fuel(2)	49,409	46,392	173,743	216,312
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	28.3	16.0	28.1	21.0
Net cash provided by (used in) operating activities	8,861	(36,515)	(61,353)	(64,626)
Net cash (used in) investing activities	(19,481)	(19,182)	(75,230)	(169,003)
Net cash provided by financing activities	$15,124	$68,925	$144,497	$265,287

Sales Volume Data (Metric Tons): (3)
Total sales volumes	1,748,308	2,890,940	6,192,755	10,308,210

Other Operating Data:
Number of bunkering tankers, end of period(4)	38.0	52.0	38.0	52.0
Average number of bunkering tankers(4)(5)	37.6	51.7	33.7	48.1
Special Purpose Vessels, end of period number(6)...........	1.0	1.0	1.0	1.0
Number of owned storage facilities, end of period(7)	3.0	8.0	3.0	8.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2009	As of December 31, 2010

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	54,841	86,499
Gross trade receivables	277,381	440,975
Allowance for doubtful accounts	(1,751)	(1,293)
Inventories	140,115	155,018
Current assets	508,686	733,199
Total assets	967,345	1,339,835
Trade payables	207,782	211,322
Current liabilities (including current portion of long-term debt)	290,198	520,378
Total debt	401,037	624,698
Total liabilities	632,288	869,472
Total stockholder's equity	335,057	470,363

Working Capital Data:
Working capital(8)	218,488	212,821
Working capital excluding cash and debt(8)	221,794	402,762

1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2009	2010	2009	2010

Net income	13,699	(11,988)	48,525	18,733

Add: Net financing cost	3,014	5,578	10,209	17,320
Add: Income taxes	(580)	781	153	2,161
Add: Depreciation and amortization	6,098	7,168	21,678	27,898

EBITDA	22,231	1,539	80,565	66,112

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2009	2010	2009	2010
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	830,366	1,449,559	2,449,445	4,954,599
Less: Cost of marine petroleum products sold	(777,670)	(1,398,271))	(2,266,960)	(4,723,723)
Less: Cargo transportation costs	(2,517)	(4,398)	(5,987)	(12,343)
Gross spread on marine petroleum products	50,179	46,890	176,498	218,533
Less: Gross spread on lubricants	(770)	(498)	(2,755)	(2,221)
Gross spread on marine fuel	49,409	46,392	173,743	216,312

Sales volume of marine fuel (metric tons)	1,748,308	2,890,940	6,192,755	10,308,210

Gross spread per metric ton of marine fuel sold (U.S. dollars)	28.3	16.0	28.1	21.0

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Montreal, Mexico, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.           Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
The Company operates three Panamax tankers, the Ouranos, the Fos and the Aeolos, and one Aframax tanker, the Leader as floating storage facilities in the United Arab Emirates, Ghana and Gibraltar. Additionally, the Company operates a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe.  The Company also has on-land storage facilities in Portland and Las Palmas.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

Fourth Quarter 2010 Dividend Announcement
On March 2, 2011, the Company's Board of Directors declared a fourth quarter 2010 dividend of $0.01 per share payable on March 30, 2011, to shareholders of record as of March 16, 2011. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, March 3, 2011 at 8:30 a.m. Eastern Time, to discuss its fourth quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing 877-879-6201 (for U.S.-based callers) or 719-325-4767 (for international callers) and enter the passcode:  4678182.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through Thursday, March 17, 2011, by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 4678182.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 17 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas and Cape Verde.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(Expressed in thousands of U.S. dollars)

	December 31,
	2009	2010

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,841	$86,499
Trade receivables, net of allowance for doubtful accounts of $1,751 and $1,293, as of December 31, 2009 and 2010, respectively
	275,630	439,682
Due from related companies	8,454	20,510
Inventories	140,115	155,018
Prepayments and other current assets	24,476	26,150
Deferred tax asset	170	-
Restricted cash	5,000	5,340
Total current assets	508,686	733,199

FIXED ASSETS:
Advances for vessels under construction and acquisitions	136,494	77,858
Advances for other fixed assets under construction	-	11,630
Vessels, cost	321,915	479,489
Vessels, accumulated depreciation	(41,993)	(54,168)
Vessels' net book value	279,922	425,321
Other fixed assets, net	1,647	13,511
Total fixed assets	418,063	528,320

OTHER NON-CURRENT ASSETS:
Deferred charges, net	15,376	18,065
Intangible assets	7,095	19,984
Goodwill	17,431	37,946
Deferred tax asset	598	2,218
Other non-current assets	96	103
Total assets	967,345	1,339,835

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	50,000	206,884
Current portion of long-term debt	13,147	74,896
Trade payables to third parties	182,438	192,850
Trade payables to related companies	24,844	18,472
Other payables to related companies	585	572
Accrued and other current liabilities	19,184	26,704
Total current liabilities	290,198	520,378

OTHER NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	337,890	342,918
Deferred tax liability	-	2,669
Other non-current liabilities	4,200	3,507
COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2009 and 2010; 43,009,303 and 46,709,420 shares, issued and outstanding at December 31, 2009 and 2010, respectively	430	477
Treasury stock, $0.01 par value; 0 and 1,000,000 shares, repurchased at December 31, 2009 and December 31, 2010, respectively	-	(24,680)
Additional paid-in capital	194,112	337,196
Retained earnings	140,515	157,370
Total stockholders' equity	335,057	470,363
Total liabilities and stockholders' equity	967,345	1,339,835

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2008	2009	2010

REVENUES:
Sales of marine petroleum products – third parties	$2,757,181	$2,436,340	$4,909,128
Sales of marine petroleum products – related companies	10,886	13,105	45,471
Voyage revenues	1,379	9,044	7,261
Other revenues	8,526	12,471	9,775
Total revenues	2,777,972	2,470,960	4,971,635

EXPENSES:
Cost of marine petroleum products sold (exclusive of items shown separately below) – third parties	2,242,911	1,999,193	4,420,103
Cost of marine petroleum products sold (exclusive of items shown separately below) – related companies	351,532	267,767	303,620
Salaries, wages and related costs	41,666	47,708	67,378
Depreciation	12,604	16,792	21,092
Amortization of drydocking costs	3,640	4,574	5,805
Amortization of finite lived intangibles	313	312	1,001
(Gain)/loss on sale of vessels, net	-	(4,094)	1,540
Other operating expenses	73,157	79,492	109,270

Total expenses	2,725,823	2,411,744	4,929,809

Operating income	52,149	59,216	41,826

OTHER INCOME/(EXPENSE):
Interest and finance costs	(12,377)	(10,255)	(17,351)
Interest income	501	46	31
Foreign exchange gains (losses), net	1,521	(329)	(3,612)
	(10,355)	(10,538)	(20,932)

Income before income taxes	41,794	48,678	20,894

Income taxes	(1,879)	(153)	(2,161)

Net income	$39,915	48,525	18,733

Basic earnings per common share	$0.94	$1.13	$0.40
Diluted earnings per common share	$0.94	$1.13	$0.40
Weighted average number of shares, basic	42,497,450	42,579,187	46,295,973
Weighted average number of shares, diluted	42,625,801	42,644,448	46,445,499

The accompanying notes are an integral part of these consolidated financial statements

 AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income	$39,915	$48,525	$18,733
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,604	16,792	21,092
(Release of) provision for doubtful accounts	(280)	428	(458)
Share-based compensation	2,863	3,458	4,084
Amortization	4,783	5,562	7,667
Provision for income taxes	1,879	153	(589)
Gain on sale of vessel	-	(4,094)	1,540
Other non-cash charges	(136)	-	384
Decrease (increase) in:
Trade receivables	87,228	(144,792)	(70,342)
Due from related companies	1,185	(5,953)	(12,056)
Inventories	44,550	(84,785)	(8,351)
Prepayments and other current assets	(1,187)	(10,915)	209
(Decrease) increase in:
Trade payables	(35,680)	114,622	(19,341)
Other payables to related companies	27	398	(13)
Accrued and other current liabilities	(14,314)	5,345	2,782
(Increase) decrease in other non-current assets	93	(670)	(6)
Increase in other non-current liabilities	97	77	112
Payments for drydocking	(6,890)	(5,504)	(10,073)
Net cash provided by (used in) operating activities	136,737	(61,353)	(64,626)

Cash flows from investing activities:
Advances for vessels under construction	(116,990)	(84,444)	(59,568)
Advances for vessel acquisitions	(21,665)	(25,420)	(26,576)
Advances for other fixed assets under construction	-	-	(11,630)
Corporate acquisitions, net of cash acquired	(9,065)	-	(63,652)
Net proceeds from sale of vessels	-	34,499	2,920
Purchase of other fixed assets	(549)	(335)	(10,499)
Decrease in restricted cash	14,234	5,470	2
Increase in restricted cash	(1,632)	(5,000)	-
Net cash used in investing activities	(135,667)	(75,230)	(169,003)

Cash flows from financing activities:
Proceeds from long-term debt	93,636	133,648	176,172
Repayment of long-term debt	(4,120)	(36,232)	(116,841)
Repayment of capital lease obligation	-	-	(1,225)
Net change in short-term borrowings	(43,000)	50,000	95,103
Repurchases of common stock	-	-	(24,680)
Financing costs paid	(915)	(1,200)	(411)
Proceeds from the issuance of common stock	-	-	147,109
Issuance of common stock cost	-	-	(8,062)
Dividends paid	(1,711)	(1,719)	(1,878)
Net cash provided by financing activities	43,890	144,497	265,287

Net increase in cash and cash equivalents	44,960	7,914	31,658
Cash and cash equivalents at beginning of year	1,967	46,927	54,841
Cash and cash equivalents at end of year	$46,927	$54,841	$86,499

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Trasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	# of Shares	Par Value	# of Shares	Par Value

BALANCE, December 31, 2007	42,461,428	$425	-	-	$187,795	$55,505	-	$243,725

- Net income	-	-	-	-	-	39,915	-	39,915
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,711)	-	(1,711)
- Share-based compensation (Note 19)	82,180	-	-	-	2,863	-	-	2,863
- Foreign currency translation adjustment	-	-	-	-	-	-	211	211

BALANCE, December 31, 2008	42,543,608	$425	-	-	$190,658	$93,709	$211	$285,003

- Net income	-	-	-	-	-	48,525	-	48,525
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,719)	-	(1,719)
- Share-based compensation (Note 19)	465,695	5	-	-	3,454	-	-	3,459
- Foreign currency translation adjustment	-	-	-	-	-	-	(211)	(211)

BALANCE, December 31, 2009	43,009,303	$430	-	-	$194,112	$140,515	-	$335,057

- Net income	-	-	-	-	-	18,733	-	18,733
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,878)	-	(1,878)
- Issuance of common stock (Note 20)	4,491,900	45	-	-	139,002	-	-	139,047
- Share-based compensation (Note 19)	208,217	2	-	-	4,082	-	-	4,084
- Repurchases of common stock (Note 20)	-	-	(1,000,000)	(10)	(24,670)	-	-	(24,680)

BALANCE, December 31, 2010	47,709,420	477	(1,000,000)	(10)	312,526	157,370	-	470,363